Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The board of directors of China Unicom Corporation Limited, a wholly-owned subsidiary of China Unicom Limited, resolved to make an application to the People’s Bank of China for the offering of commercial paper.

China Unicom Limited (the Company) hereby announces that board of directors of China Unicom Corporation Limited (CUCL), a wholly-owned subsidiary of the Company, passed a resolution on 1 June 2006 to make an application to the People’s Bank of China (the PBOC) for the offering of short-term commercial paper with term of repayment not exceeding 365 days (the CP). The total cumulative outstanding amount of the CP offered by CUCL shall not exceed 40% of the net assets as set out in the latest audited accounts of CUCL. The offering of the CP shall be made within one year from the date on which registration of the application at the PBOC is completed.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming

By Order of the Board China Unicom Limited Chu Ka Yee Company Secretary

Hong Kong, 1 June 2006